EnergyEast	Robert D. Kump Vice President, Controller and Chief Accounting Officer
Energy East Corporation	52 Farm View Drive New Gloucester, ME 04260 Phone: (207) 688-4302 / Fax (207) 688-4331 E-Mail:robert.kump@energyeast.com
September 8, 2005

By EDGAR and Facsimile

Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:     Energy East Corporation, File No. 1-14766
           Central Maine Power Company, File No. 1-5139
           New York State Electric & Gas Corporation, File No. 1-3103-2
           Rochester Gas and Electric Corporation, File No. 1-672

           Form 10-K for the year ended December 31, 2004
           Filed March 14, 2005

Dear Mr. Allegretto:

          This letter is in response to the Division of Corporation Finance's comment letter dated August 24, 2005, in which you requested additional information based on your review of our filings on Form 10-K for the year ended December 31, 2004, and Form 10-Q for the quarter ended June 30, 2005. In this letter we will refer to the companies as follows: Energy East Corporation and its subsidiaries - Energy East or the company, Central Maine Power Company - CMP, New York State Electric & Gas Corporation - NYSEG, and Rochester Gas and Electric Corporation - RG&E. In addition, we refer to Connecticut Natural Gas Corporation as CNG and The Southern Connecticut Gas Company as SCG. The comments included in your letter are repeated below, and our response immediately follows each comment.

          In connection with the filing of our responses to your comments, the company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 8, 2005

          If you have questions concerning any of our responses, please feel free to contact me at 207-688-4302 or Curtis Call at 207-688-4355.

Sincerely,

/s/Robert D. Kump

Robert D. Kump
Vice President, Controller & Chief Accounting Officer

September 8, 2005

Energy East Corporation Form 10-K for the Year Ended December 31, 2004

General
  While the majority of the proceeding comments were issued under the heading of Energy East Corporation, our review encompassed all 4 registrants enumerated on the facing page of your Form 10-K. Accordingly, most of the comments, while written with Energy East's specific information, have equal applicability to the related subsidiary(s) narrative or financial statements. Please confirm that in responding to the aforementioned comments you will also respond to the comment to the extent it has any direct or indirect applicability to the related subsidiary(s) registrant.

  Response: In responding to the aforementioned comments we confirm that we will also respond to each comment to the extent that it has any direct or indirect applicability to our subsidiary registrants.

  With respect to future filings by our subsidiary registrants, please note that on March 24, 2005, NYSEG filed a Form 15 with the Commission and on June 20, 2005, CMP filed a Form 15 with the Commission, each terminating its respective status as a registrant under the Securities Exchange Act of 1934 (Exchange Act).

  In our Exchange Act filings, amounts presented in our companies' financial statements and notes to financial statements are expressed in thousands, although amounts in results of operations discussions are generally expressed in millions. Therefore, we assume that in your comment letter references to amounts in millions was intended to be in thousands.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Natural Gas Delivery Business
  Explain to us if you have any fixed payments associated with your natural gas agreements, such as amounts related to obtaining firm transportation, and if so, then please explain if such amounts have been included in your contractual obligations table. In this regard, you may want to footnote the nature of "unconditional purchase obligations" in your contractual obligations and commercial commitments disclosure.

  Response: Energy East has fixed payments associated with natural gas capacity contracts that are included in the amounts in the contractual obligations table under the heading "Unconditional purchase obligations." The amounts associated with the natural gas capacity contracts are (in thousands): Total - $386,823; 2005 - $103,275; 2006 - $93,248; 2007 - $85,372; 2008 - $77,297; 2009 - $17,753; and After 2009 - $9,878. In our future Exchange Act periodic reports, Energy East will separately present or footnote the nature of unconditional purchase obligations included in the contractual obligations and

  September 8, 2005

  commercial commitments disclosure, as appropriate. NYSEG and RG&E separately disclosed the amounts associated with natural gas capacity contracts in their 2004 Form 10-K contractual obligations tables, and RG&E will continue to do so.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  Operating Expenses
  Prospectively, ensure that your narrative regarding changes in revenues and expenses are numerically consistent with the changes reported. For example, you disclose that operating expenses decreased by $84 million in 2004, although your analysis nets to a change of $60 million. While we note you use the word "primarily" in describing the components of the fluctuation, please advise whether such analysis could be enhanced by the addition of the remaining items.

  Response: In our future Exchange Act periodic reports for Energy East and RG&E, we will enhance our narratives regarding changes in revenues and expenses by ensuring that they are more detailed and represent a greater portion of the changes reported, including an enhanced explanation in our 2005 Form 10-K of the $84 million decrease in operating expenses for 2004.

  Consolidated Balance Sheets
  Explain to us what comprises other regulatory assets and liabilities totaling $419,214 million and $107,932 million, respectively. If the detail of the most recent balance sheet is qualitatively or quantitatively different that the preceding year, provide us the detail of the preceding year. Furthermore, please provide a brief description and probability recovery assessment of each regulatory asset you list. You may want to consider enhancing your regulatory asset and liability disclosure in your significant accounting policy note to provide more detail about amounts and descriptions of your other regulatory assets and liabilities. We believe that disclosing the recovery/refund period along with information as to whether previously expended amounts are earning a return is useful information to a reader.

  Response: Attachment A provides detail of the items and corresponding amounts that comprise total "Other regulatory assets" and "Other regulatory liabilities" for Energy East, CMP, NYSEG and RG&E at December 31, 2004. The detail for December 31, 2004, is qualitatively the same as the detail for the previous year. A brief description and probability assessment for each regulatory asset listed is also provided in Attachment A.

  In our future Exchange Act periodic reports, Energy East and RG&E will enhance the disclosure in their significant accounting policies note to the financial statements to provide more detail about amounts and descriptions of other regulatory assets and liabilities, to the extent they are material. Such enhancement would include disclosing the

  September 8, 2005

  recovery/refund period when such a period has been specified, in addition to the information currently provided in the significant accounting policies note about whether previously expended amounts are earning a return.

  Explain to us what comprises other property and investments, net totaling $190,148 million as of December 31, 2004.

  Response: Energy East's "Other property and investments, net" of $190,148 thousand at December 31, 2004, represents approximately 2% of total assets at that date. Attachment B provides detail of the items and corresponding amounts that comprise "Other property and investments, net" for Energy East, CMP, NYSEG and RG&E at December 31, 2004. In our future Exchange Act periodic reports, to the extent that the amounts are material, we will provide detail of the items that comprise Energy East's and RG&E's "Other property and investments, net."

  Note 1. Significant Accounting Policies

  Basic and diluted earnings per share
  Please tell us the difference between shares excluded from EPS and potentially dilutive common shares. Tell us whether the shares excluded from EPS represent shares underlying options and how the number of shares was calculated.

  Response: Potentially dilutive shares are those that may be acquired under a stock option, which is issued in tandem with a stock appreciation right (SAR), and for which the exercise price is less than the market price of the stock during the period, such that the exercise of the stock option/SAR would result in dilution under the treasury stock method in accordance with SFAS 128, Earnings per Share. When the exercise price of a stock option/SAR is greater than the market price of Energy East's common stock an exercise would be antidilutive, and the shares are excluded from the EPS calculation for the period. The number of shares excluded is calculated as the total underlying shares for which the exercise price of the stock option/SAR exceeded the average market price for the applicable period.

  Depreciation and Amortization
  Prospectively, present your balances of major classes of unregulated depreciable property by nature or function. See paragraph 5 of APB 12.

  Response: Energy East's unregulated depreciable property totaled $73 million at December 31, 2004, which was less than 1% of gross plant. RG&E has no unregulated depreciable property. In our future Exchange Act periodic reports, to the extent that the amounts become material, we will present Energy East's major classes of unregulated depreciable property by nature or function, in accordance with paragraph 5 of APB 12.

  September 8, 2005

  Please explain what type of generation assets require estimated cost of removal to be included in the determination of depreciation expense. Absent rate recovery for non-SFAS 143 negative salvage costs, we are not clear on the basis for recognition in the income statement. If you are recovering a portion of your non-legal in rates, we believe that a portion of your depreciation expense being recovered represents a regulatory liability. Please explain to us in detail how you are accounting for legal and non-legal closure costs on generation assets and how such amounts are reflected in the balance sheet.

  Response: Effective with the sale of the Ginna nuclear generation station (Ginna), Energy East and RG&E no longer have any generation assets with associated asset retirement obligations (legal closure costs). Energy East and RG&E have generating assets for which cost of removal is included in depreciation expense (nonlegal closure costs). The amount included in depreciation expense is consistent with amounts allowed in rates for cost of removal. In accordance with paragraph B73 of SFAS 143, Accounting for Asset Retirement Obligations, the accumulated balance of revenues collected in excess of actual removal costs incurred is reclassified from accumulated depreciation to a regulatory liability, accrued removal costs.

  The depreciation rates for NYSEG's generation assets do not include a cost of removal component and consequently no nonlegal closure costs are recognized for its generating assets. CMP no longer owns any generation assets.

  Revenue Recognition
  Explain to us how you determine what power sales and purchases to the NYISO to net. In this regard, we note a diversity in practice when a central market, such as an ISO exists and the load serving entity buys and sells into the ISO at various times in the day, week or month. Please provide your accounting rationale for the net treatment and contrast your treatment with other utilities that buy and sell into the NYISO.

  Response: Both NYSEG and RG&E have purchase and sales transactions with the NYISO. Generation (megawatt-hours) from the companies' owned sources is sold to the NYISO and, to the extent that the generated megawatt-hours are needed to meet NYSEG's and RG&E's system load requirements, they are repurchased from the NYISO at approximately the same price. Those transactions are netted and do not result in either purchased power expense or wholesale sales revenue. The accounting rationale for the net treatment is to eliminate the grossing up of purchases and sales and to present the transactions after the formation of the NYISO in a manner comparable to the way the companies used their generation prior to the formation of the NYISO. There was no wholesale sales revenue and no purchased power expense in connection with the power generated from NYSEG's and RG&E's owned sources when that generation was used to meet system load requirements.

  September 8, 2005

  Purchases pursuant to various contracts, including power purchased from Nine Mile Point 2 nuclear generating station and Ginna and for the output from various nonutility generators are also transacted through the NYISO. In such circumstances the company pays the generator the contract price for the power and the costs are recorded as purchased power expense.

  If either NYSEG or RG&E needs additional power, or has excess power, it would purchase power from or sell power to the NYISO on either the day ahead or spot market as appropriate. No netting would occur for these transactions, which are recorded either as purchased power expense or wholesale sales revenue.

  Energy East has three unregulated subsidiaries that conduct transactions with the NYISO. Energetix, Inc. and NYSEG Solutions, Inc. buy power from the NYISO to supply their electricity customers, and Cayuga Energy, Inc. sells the output from its generating plants into the NYISO. There is no netting in connection with these transactions.

  Other than the limited information provided in publicly available Commission filings, the company is not aware of the accounting treatment followed by other utilities that buy and sell into the NYISO.

  Other (Income) and Other Deductions
  Explain to us what comprises miscellaneous income and expenses totaling $20,033 million and $15,023 million, respectively for the year ended December 31, 2004.

  Response: Attachment C provides descriptions and the corresponding amounts that comprise the totals of "Miscellaneous other (income)" and "Miscellaneous other deductions" for Energy East, CMP, NYSEG and RG&E for the year ended December 31, 2004.

  Beginning with the filing of our Form 10-Q for the quarter ended March 31, 2005, we are providing more detail concerning "Other (Income) and Other Deductions" in the notes to the financial statements (Note 2 for the quarter ended March 31, 2005), and intend to provide a similar level of detail in future Exchange Act periodic reports.

  Note 2. Sale of Ginna

  Explain to us management's intention with respect to Ginna prior to the sale. In this regard, help us understand when management decided to initially sell Ginna. Also, explain what consideration you gave to classification of Ginna as discontinued operations with the related net assets as held for sale.

  September 8, 2005

  Response: As first reported in Energy East's and RG&E's Form 10-Q for the quarter ended June 30, 2003, in June 2003 RG&E announced that it intended to seek bids for the sale of Ginna. RG&E expected to announce the successful bidder in December 2003 and to close the transaction in mid-2004. Completion of the transaction was dependent on the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission, the New York State Public Service Commission (NYPSC) and other regulatory bodies approving the sale on terms acceptable to RG&E and on the renewal of Ginna's operating license. On November 23, 2003, RG&E announced an agreement to sell Ginna to Constellation Generation Group LLC (CGG). The sale agreement was conditioned on receiving the operating license renewal and all required regulatory approvals, including reasonably satisfactory accounting and ratemaking treatment. On May 20, 2004, the NYPSC approved the Electric and Natural Gas Joint Proposals for RG&E, which resolved all regulatory and ratemaking aspects related to the sale of Ginna. RG&E received the remaining regulatory approvals and the operating license renewal, and the sale of Ginna was completed on June 10, 2004. The sale agreement included a 10-year, fixed price power purchase agreement that calls for CGG to provide 90% of Ginna's output to RG&E.

  Management considered the requirements of paragraphs 42 and 30 of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in connection with classifying the sale of Ginna as a discontinued operation and the related net assets as held for sale. In accordance with SFAS 144, a long-lived asset to be sold is required to be classified as held for sale in the period in which all six criteria of paragraph 30 are met. The sixth criterion of SFAS 144 reads as follows: "Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn." The sixth criterion was not met in connection with the sale of Ginna until the second quarter of 2004 when the NYPSC approved the Electric and Natural Gas Joint Proposals for RG&E, resolving all regulatory and ratemaking aspects related to the sale of Ginna, all regulatory approvals were received and Ginna's operating license was extended. Ginna was sold in the same period in which it qualified to be classified as held for sale.

  Also, paragraph 42 of SFAS 144 requires that "the results of operations of a component of an entity that has been disposed of or is classified as held for sale shall be reported in discontinued operations" if two conditions are met, including one that states: "the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction." Based on RG&E's 10-year, fixed price power purchase agreement that calls for CGG to provide 90% of Ginna's output to RG&E, management determined that RG&E has significant continuing involvement in Ginna's operations, and that the sale of Ginna should not be reported in discontinued operations.

  September 8, 2005

  Explain to us why you reduced operating expenses by $111,954 million for the amount of income taxes currently payable. Tell us the amount of deferred tax liabilities recorded at the time of sale related to accelerated depreciation, and explain to us how you reversed such deferred tax liabilities. Furthermore, provide to us a comprehensive listing of the journal entries used to record this sale transaction, including all tax-related entries. Please ensure all journal entries include appropriate explanations. Also, explain to us how the unfunded future income taxes regulatory liability is amortized, and if there is a corresponding equal amortization of a deferred tax asset. Furthermore, explain to us if you are required to record interest payable on any portion of the regulatory gain that you deferred and have not yet flowed back to ratepayers. In short, please provide us with the narrative behind the entries made for the sale of Ginna.

  Response: We did not reduce operating expenses for income taxes currently payable. The presentation of the sale of Ginna in the company's and RG&E's Statements of Income is intended to reflect the regulatory treatment of the gain, in accordance with paragraph 11(c) of SFAS 71, Accounting for the Effects of Certain Types of Regulation. The $340,739 thousand "Gain on sale of generation assets" is the income statement effect, before income taxes, that would have resulted without the effects of regulation and is presented as a reduction to operating expenses. The "Deferral of asset sale gain" is the amount deferred for the benefit of customers and is presented as an increase to operating expenses. The difference between the two amounts is the $111,954 thousand of income taxes related to the sale, both current and deferred, that was included in the calculation of the "Deferral of asset sale gain." Thus, operating expenses are reduced by the gain and increased by the deferral of the gain, which have the effect of reducing the operating expenses by income taxes. The $111,954 thousand of income taxes is included in total income tax expense.

  Attachment D includes a comprehensive listing of the journal entries used to record the sale of Ginna, including all tax related entries and appropriate explanations. Also included is a schedule that summarizes the effects of the sale on the financial statements.

  The accumulated deferred income taxes related to accelerated depreciation was a total liability of $17.5 million. Deferred taxes on other items, primarily the nuclear decommissioning trust, was a total asset of $66.4 million, resulting in a net deferred tax asset of $48.9 million. The cumulative reversal was a net credit to accumulated deferred income tax and a debit to deferred tax expense of $48.9 million, while the entries related to accelerated depreciation resulted in a net debit to accumulated deferred income tax and a credit to deferred tax expense of $17.5 million.

  The unfunded future income tax liability is reduced as the associated regulatory liability (the Asset Sale Gain Account (ASGA)) is reduced. Currently there is no specified amortization period for the ASGA, although certain applications have been determined, including refunds to customers totaling $110 million by 2007. As disclosed in our Form 10-K, RG&E estimates that $145 million will remain in the ASGA at the end of 2008. At

  September 8, 2005

  that time the ASGA may be used at the discretion of the NYPSC for rate moderation, among other things. As the unfunded future income tax liability is reduced, there is a corresponding reduction in an associated deferred tax asset.

  In accordance with RG&E's Electric Rate Agreement, RG&E records a carrying cost at specified rates on the balance in the ASGA, which is included in interest charges.

  Note 11. Jointly Owned Plant

  Your disclosure of CMP's interest in 3 nuclear generating facilities suggests direct ownership in the plants. If so, please advise why you utilized the equity method as opposed to industry practice as permitted by SAB Topic 10:C. In addition, tell us whether the disclosure requirements of SAB Topic 10C apply to your ownership interests through Cayuga Energy Inc. If they do, tell us where you classified it in the balance sheet and how you provided the related income statement information. If not applicable, explain the structure of the LLC and joint venture; including the terms of any related power and cost sharing agreement with the involved parties, and why your presentation is in accordance with GAAP.

  Response: SAB Topic 10:C applies to Jointly Owned Electric Utility Plants that are built and operated under joint ownership agreements or arrangements that do not create legal entities for which separate financial statements are presented.

  CMP does not have direct ownership interests in the three nuclear generating facilities, but owns shares of stock in the companies that own and operate them. The three nuclear facilities are each owned by separate legal entities. As a shareholder of those companies, CMP follows the equity method of accounting for its noncontrolling ownership interests, in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. (See also the response to Comment 5, including Attachment B.)

  Cayuga Energy, Inc. has a majority ownership interest in each of South Glen Falls Energy, LLC (85%) and PEI Power II, LLC (50.1%). Both LLCs are legal entities and the majority interests are consolidated in Energy East's financial statements in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements. Both facilities owned by the LLCs are operated as exempt wholesale generators and there are no power or cost sharing agreements with the involved parties.

  In our future Exchange Act periodic reports for Energy East, we will revise our note disclosure to clarify the nature of our ownership interests in the various generating facilities and to indicate that Energy East consolidates the entities in which Cayuga Energy, Inc. has majority ownership interests. (Cayuga Energy, Inc. is a wholly-owned subsidiary of The Energy Network, Inc, which is a wholly-owned subsidiary of Energy East.)

  September 8, 2005

  Note 13. Fair Value of Financial Instruments

  You disclose that RG&E retained a portion of the decommissioning funds related to the Ginna sale for general corporate purposes; however note 2 indicates that such funds will be credited to customers, please explain how these 2 statements are consistent.

  Response: RG&E retained $77 million of the Ginna decommissioning funds and the funds themselves (cash) were immediately used for general corporate purposes, including paydown of debt. The effect of retaining those funds was to increase the gain on the sale of generation assets, which was deferred as a regulatory liability in RG&E's ASGA. The ASGA represents amounts due to customers that have been or will be applied to the benefit of customers. Any balance in the ASGA accrues a carrying cost that is also credited to the benefit of customers.

  Note 16. Retirement Benefits

  Please show us how you are calculating the additional minimum pension liability of $166,418 million as of December 31, 2004. In this regard, you disclose that the accumulated benefit obligation of CMP's, CNG's and SCG's plans exceeds the fair value of the assets by $76,536 million. Please supplementally reconcile the difference.

  Response: Energy East's additional minimum pension liability (AML) was $166,418 thousand as of December 31, 2004, and the aggregate accumulated benefit obligation of CMP's, CNG's and SCG's plans exceed the aggregate fair value of the assets by $76,536 thousand as of that date.

  The AML is the excess of the accumulated benefit obligation (ABO) over the fair value of the assets. However, when there is also a prepaid pension asset, the amount of the AML is increased by that amount in accordance with paragraph 36 of SFAS 87, Employers' Accounting for Pensions. Attachment E provides the reconciliation of the ABO, fair value of plan assets and AML for CMP, CNG and SCG.

  Central Maine Power Company Form 10-K for the Year Ended December 31, 2004
  Please address the above comments, as applicable.

  Response: All previous responses pertain to CMP to the extent applicable.

  September 8, 2005

  Note 5. Long-term Debt

  Prospectively, enhance your long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate. See Rule 5-02 of Regulation S-X. Please disclose the significant terms contained within the bond indenture, such as the call provisions of each issuance. To the extent such debt is not callable, tell us why you have not refinanced your higher rate debt given current prevailing interest rates.

  Response: As explained in the response to Comment 1, CMP has terminated its Exchange Act registration and will no longer file Exchange Act reports.

  CMP had a $25 million Series E, 8.125% medium term note outstanding at December 31, 2004, that was callable at par on March 1, 2005. CMP redeemed that note in March 2005 and in April 2005 issued $25 million of Series F medium term notes at 5.78% with a 30-year maturity, as disclosed in our Form 10-Q for the quarter ended March 31, 2005. None of CMP's remaining debt is callable.

  New York State Electric & Gas Corporation Form 10-K for the Year Ended
  December 31, 2004
  Please address the above comments, as applicable.

  Response: All previous responses pertain to NYSEG to the extent applicable.

  Note 5. Long-term Debt

  Prospectively, enhance your other long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate. See Rule 5-02 of Regulation S-X.

  Response: As explained in the response to Comment 1, NYSEG has terminated its Exchange Act registration and will no longer file Exchange Act reports.

  Rochester Gas and Electric Corporation Form 10-K for the Year Ended December 31, 2004
  Please address the above comments, as applicable.

  Response: All previous responses pertain to RG&E to the extent applicable.

  September 8, 2005

  Note 6. Long-term Debt

  Prospectively, enhance your other long-term debt table to be more specific with respect to each issuance of debt. In this regard, confirm to us that you will report separately, for each issuance, the date of maturity and the interest rate. See Rule 5-02 of Regulation S-X.

  Response: In our future Exchange Act periodic reports, we will enhance RG&E's other long-term debt table to be more specific with respect to each issuance of debt and will report separately for each issuance the date of maturity and the interest rate, in accordance with Rule 5-02 of Regulation S-X.

  Energy East Corporation Form 10-Q for the period ended June 30, 2005

  Condensed Consolidated Statements of Income

  We note that you recorded a gain of $340,739 million related to the sale of Ginna and deferred $228,785 of this gain for the year ended December 31, 2004. We further note that you reported asset sale gains and deferrals of $319,487 million and $214,368 million for the six months ended June 30, 2004. Please explain in detail the differences in the reported amounts. We may have further comment.

  Response: For the year ended December 31, 2004, the recorded gain related to the sale of Ginna of $340,739 thousand and the deferral of the gain of $228,785 thousand differ from the reported asset sale gain of $319,487 thousand and the deferral of that gain of $214,368 thousand for the six months ended June 30, 2004, because of the receipt of an additional payment of $25 million from CGG during the quarter ended September 30, 2004. The additional $25 million was related to certain post-closing adjustments, primarily for the true-up of pension funds transferred and resulted in reporting an additional gain related to the sale of Ginna of $21,252 thousand and deferral of the gain of $16,414 thousand in the third quarter of 2004. The subsequent payment and the related effects on the gain and gain deferral were explained in our Form 10-Q for the quarter ended September 30, 2004, under the caption "Sale of Ginna Station" and in Note 2 to the financial statements for the periods then ended. As a result of various tax adjustments and related regulatory treatment, an additional $1,997 thousand deferral of the gain was recorded in the quarter ended December 31, 2004. Please also see the response to Comment 12.

  September 8, 2005

  Operating Expenses

  You indicate that operating expenses increased by $6 million as a result of higher stock option expense. Please explain to us in detail why your stock option expensed increased for the three months ended June 30, 2005. Compare this increase with your reported decrease of $10 million in stock option expense that you disclosed in the quarter ended March 31, 2005.

Response: As described in its Form 10-K for the year ended December 31, 2004, the company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and uses the intrinsic value method to determine compensation related to its stock option plan awards. (See "Stock-based compensation" in Note 1, Significant Accounting Policies and Note 14, Stock-Based Compensation.) Stock options are issued in tandem with cash-settled SARs. The company incurs a liability for its stock options/SARs because employees can compel the company to settle the awards in cash rather than by issuing equity instruments. The liability for stock options/SARs is determined at the end of each quarter based on the market price for Energy East common stock. Stock-based compensation expense will vary from quarter to quarter as a result of changes in the stock price and the number of stock options/SARs outstanding due to vesting and depending on if the stock options/SARs are "in the money," that is, the market price exceeds the exercise price.

On December 31, 2003, the closing stock price for Energy East common stock was $22.40. On March 31, 2004, the stock price had increased to $25.36. This $2.96 increase in price resulted in stock option expense of approximately $12 million before taxes for the first quarter of 2004. On December 31, 2004, the closing stock price for Energy East was $26.68. On March 31, 2005, it had dropped to $26.22. This $0.46 decrease resulted in a decrease in stock option expense of approximately $2 million before taxes for the first quarter of 2005. The total year to year change for the quarter ended March 31, 2005, was therefore a $14 million decrease in stock option expense before taxes, $10 million of which was related to the electric delivery segment.

During the quarter ended June 30, 2004, the stock price declined to $24.25. This decrease in price resulted in a decrease in stock option expense of approximately $2 million before taxes for the quarter ended June 30, 2004. During the quarter ended June 30, 2005, the stock price for Energy East stock increased by $2.76, resulting in stock option expense of approximately $8 million before taxes for the quarter. The total year to year change for the quarter ended June 30, 2005, was an $11 million increase in stock option expense before taxes, $6 million of which was related to the electric delivery segment.

September 8, 2005

Attachment A     Comment #4

Amounts comprising Other regulatory assets and Other regulatory liabilities at December 31, 2004:

	Energy East	CMP	NYSEG	RG&E

(in thousands)
Other regulatory assets
SFAS 106	$65,836	$31,929	-	-
Deferred gas costs	59,539	-	$14,037	$1,602
Sale of plant	54,847	-	-	54,847
Bill mitigation	38,021	32,829	5,192	-
Costs to achieve - merger	36,381	-	-	36,381
Storm deferrals	34,716	-	-	34,716
Three-way payment plan	28,639	-	-	-
Deferred pension costs	10,723	-	10,723	-
Nuclear decommissioning	10,514	10,514	-	-
Other	79,998	14,405	15,698	16,092

Total other regulatory assets	$419,214	$89,677	$45,650	$143,638

Other regulatory liabilities
Excess earnings due to customers	$30,642	-	$17,134	$13,508
Purchase power contracts	18,581	$18,581	-	-
Deferred gas costs	10,384	-	-	-
Other	48,325	9,889	12,057	18,917

Total other regulatory liabilities	$107,932	$28,470	$29,191	$32,425

The regulatory assets listed above are all probable of recovery, and substantially all assets for which funds have been expended are either included in rate base or are accruing carrying costs. Brief descriptions of the nature of the significant other regulatory assets and other regulatory liabilities are provided below.

SFAS 106 for CMP represents two regulatory assets. The first asset was established pursuant to the Maine Public Utilities Commission's approval to defer and subsequently recover amounts incurred upon adoption of SFAS 106, which is being amortized over a 17-year period ending June 30, 2012. The second asset was established at the time of CMP's merger with Energy East when CMP's SFAS 106 obligation was marked-to-market, and is being amortized over 16.8 years (based on the estimated service lives of CMP employees) ending 2017. The remaining SFAS 106 regulatory assets are similar to CMP's and are being amortized over similar periods, which are the same time periods as for the amortization of the liability.

Deferred gas costs represent the difference between actual gas costs and the amounts recovered in rates. The company's various regulated natural gas companies all have provisions that allow for rate adjustments over various time periods to recover these costs. In the event that actual gas costs are less than the amount in rates, a regulatory liability would result.

September 8, 2005

Attachment A     Comment #4 (continued)

Sale of plant represents the loss on the sale of the Oswego generating unit that is being recovered through June 2013.

Bill mitigation relates to temporary rate reductions given to certain industrial customers of CMP and NYSEG. Pursuant to the terms of CMP's latest stranded cost proceeding, the balance of CMP's regulatory asset was offset against amounts remaining in its Asset Sale Gain Account on February 28, 2005.

Costs to achieve - merger represents costs incurred by RG&E related to its merger with Energy East that are being recovered through December 2007.

Storm deferrals represent costs related to RG&E's 2003 ice storm for which recovery has been provided. The costs are being recovered over a ten-year period ending April 2014.

The Three-way payment plan represents bad debt expenses incurred by SCG in excess of the level currently allowed in rates that it is allowed to defer and recover. In a settlement agreement filed on August 30, 2005, the parties agreed to allow recovery of these amounts over six years beginning November 1, 2005. The Connecticut Department of Public Utility Control is expected to rule on the settlement agreement in October 2005.

Deferred pension costs represent actual NYSEG pension costs that differ from those allowed in rates. While future recovery of these costs is allowed as ordered by the Public Service Commission of the State of New York effective November 20, 2002 (Cases 01-G-1668 and 01-G-1683), no specific recovery period has yet been established. Options for recovery include a surcharge mechanism and continued deferral for recovery within a new rate plan.

Nuclear decommissioning represents CMP's share of decommissioning costs in excess of the level currently allowed in its stranded costs rates that have been incurred by the companies that own the nuclear facilities, in which CMP owns shares of stock. CMP is allowed to defer and recover any deficiency, and pursuant to the terms of CMP's latest stranded cost proceeding, these balances were offset against amounts remaining in CMP's Asset Sale Gain Account on February 28, 2005.

Excess earnings due to customers represents amounts reserved as a result of earnings sharing provisions for RG&E and NYSEG when their electric segment earnings exceed established targets. These amounts will be added to the respective Asset Sale Gain Accounts and ultimately returned to customers.

Purchase power contracts represent costs below amounts provided for in stranded cost rates that will be returned to customers. Pursuant to the terms of CMP's latest stranded cost proceeding, this balance was added to amounts remaining in CMP's Asset Sale Gain Account on February 28, 2005.

September 8, 2005

Attachment A     Comment #4 (continued)

Deferred gas costs - see the description above for the other regulatory asset.

Other for both regulatory assets and regulatory liabilities represents various items for Energy East's six operating utilities, none of which amount to more than $7 million.

Attachment B     Comment #5

Amounts comprising Other property and investments, net at December 31, 2004:

	Energy East	CMP	NYSEG	RG&E

(in thousands)
Nonutility property, net	$72,948	$5,800	$4,876	$292
Equity ownership interests in other companies	50,658	16,237	-	-
Rabbi and other trusts (marketable securities)	58,502	-	26,875	11,395
Director's qualified plans (marketable securities)	5,080	-	5,080	-
Other	2,960	1,281	805	962

Other property and investments, net	$190,148	$23,318	$37,636	$12,649

Attachment C     Comment #10

Amounts comprising Miscellaneous other (income) and Miscellaneous other deductions for the year ended December 31, 2004:

	Energy East	CMP	NYSEG	RG&E

(in thousands)
Miscellaneous other (income)
Various carrying costs	$(6,386)	$(2,679)	-	$(1,219)
RG&E 2004 Electric Rate Agreement (1)	(6,117)	-	-	(6,117)
Gains on hedge activity	(4,544)	-	-	-
Other	(2,986)	(451)	$431	(728)

Total miscellaneous other (income)	$(20,033)	$(3,130)	$431	$(8,064)

Miscellaneous other deductions
Losses on hedge activity	$5,728	-	$2,109	-
Gas costs incentive (2)	4,651	-	-	-
Losses from disposition of nonutility property	3,543	-	-	-
Other	1,101	$723	1,274	$(983)

Total miscellaneous other deductions	$15,023	$723	$3,383	$(983)

(1) Other income from the RG&E 2004 Electric Rate Agreement relates to the resolution of regulatory issues associated with the deferral of net costs and loss in connection with RG&E's sale in October 1999 of its Oswego Unit 6.

(2) The other deductions for Gas costs incentive represents the reversal of amounts accrued under incentive plans for CNG and SCG for which recovery is no longer probable.

September 8, 2005

Attachment D     Comment #12

Summary of Transactions and Journal Entries related to RG&E's sale of Ginna:

  RG&E Sale of Ginna - Summary of Transactions
	At June 30, 2004	Adjustments	At September 30, 2004	Adjustments	At December 31, 2004

Cash Proceeds From Constellation	$428,541,359.00	$25,136,896.00	$453,678,255.00		$453,678,255.00
Excess Decommissioning Funds from Trustee	76,592,599.42		76,592,599.42		76,592,599.42

Total Cash	505,133,958.42	25,136,896.00	530,270,854.42		530,270,854.42

Property
Operating Property	(154,307,414.46)	(44,654.53)	(154,352,068.99)		(154,352,068.99)
Property Held for Future Use	(475,022.41)		(475,022.41)		(475,022.41)
Nuclear Fuel	(25,036,772.04)		(25,036,772.04)		(25,036,772.04)
Construction Work in Progress	(4,744,843.57)	(2,936,539.75)	(7,681,383.32)		(7,681,383.32)

Total Property	(184,564,052.48)	(2,981,194.28)	(187,545,246.76)		(187,545,246.76)

Decommissioning
Nuclear Decommissioning Reserve (108008)	311,570,869.36		311,570,869.36		311,570,869.36
Other Special Funds - Ginna Decom - Qualified Assets (128100)	(133,489,905.00)		(133,489,905.00)		(133,489,905.00)
Other Special Funds - Ginna Decom - Nonqualified Assets (128110)	(143,623,464.00)		(143,623,464.00)		(143,623,464.00)

Total Decommissioning	34,457,500.36		34,457,500.36		34,457,500.36

Reimbursements
Postemployment Benefits (253560)	1,901,185.00		1,901,185.00		1,901,185.00
Prepayment - Real Property Taxes (165110)	(1,164,497.02)		(1,164,497.02)		(1,164,497.02)
Prepayment - Insurance (165020)	(331,471.96)		(331,471.96)		(331,471.96)
Benefit True-up (242010)		(69,312.00)	(69,312.00)		(69,312.00)
Miscellaneous	(1,369,552.04)	(378,612.00)	(1,748,164.04)		(1,748,164.04)

Total Reimbursements	(964,336.02)	(447,924.00)	(1,412,260.02)		(1,412,260.02)

Other
NYS Low Level Rad Waste (186255)	(13,575,867.49)		(13,575,867.49)		(13,575,867.49)
Incremental Selling Expenses	(21,000,000.00)	(455,870.00)	(21,455,870.00)		(21,455,870.00)
Income Taxes	(105,118,961.00)	(4,837,599.00)	(109,956,560.00)	$(1,997,775.00)	(111,954,335.00)

Total Other	(139,694,828.49)	(5,293,469.00)	(144,988,297.49)	(1,997,775.00)	(146,986,072.49)

Total Net Gain	$214,368,241.79	$16,414,308.72	$230,782,550.51	$(1,997,775.00)	$228,784,775.51

  September 8, 2005

  Attachment D     Comment #12 (continued)

  June 2004 Journal entries
	Acct	Description of Account	Amount	Text

1	102010	Plant purchased or sold-Electric	(428,541,359.00)	Ginna sale proceeds
	131011	Cash JPMC - Concentration Deposit Clearing	428,541,359.00	Ginna sale proceeds
	To record the proceeds received from Constellation Generation Group LLC for the sale of Ginna

2	102010	Plant purchased or sold-Electric	(387,163,181.00)	Base purchase price
	102010	Plant purchased or sold-Electric	(2,865,521.00)	Prorations
	102010	Plant purchased or sold-Electric	(20,920,182.00)	Nuclear fuel - net
	102010	Plant purchased or sold-Electric	(14,000,000.00)	Major spare parts & PIMS
	102010	Plant purchased or sold-Electric	1,177,720.00	Capital expenditures excluding Uprate project cost
	102010	Plant purchased or sold-Electric	1,901,185.00	Accrued benefits
	102010	Plant purchased or sold-Electric	(2,598,352.00)	Capital expenditures - Uprate project cost
	102010	Plant purchased or sold-Electric	(8,329.00)	Low level waste
	102010	Plant purchased or sold-Electric	(398,770.00)	Ginna reload, Cycle 32
	102010	Plant purchased or sold-Electric	(3,780,000.00)	Closing date adjustment
	102010	Plant purchased or sold-Electric	(13,889.00)	Cooling tunnel easement extension fee
	102010	Plant purchased or sold-Electric	127,960.00	Software acquisition adjustment
	102010	Plant purchased or sold-Electric	428,541,359.00	Ginna sale proceeds
	To allocate the proceeds pursuant to the closing statement for the sale of Ginna

3	102010	Plant purchased or sold-Electric	428,541,359.00
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(428,541,359.00)
	To transfer the proceeds to the Asset Sale Gain Account

4	101	Electric Plant in Service	(154,307,414.46)	Plant assets sold
	102010	Plant purchased or sold-Electric	154,307,414.46	Plant assets sold
	105	Property held for future use	(475,022.41)	Plant assets sold
	102010	Plant purchased or sold-Electric	475,022.41	Plant assets sold
	120	Nuclear fuel - net	(25,036,772.04)	Plant assets sold
	102010	Plant purchased or sold-Electric	25,036,772.04	Plant assets sold
	107	Construction Work in Progress	(4,744,843.57)	Plant assets sold
	102010	Plant purchased or sold-Electric	4,744,843.57	Plant assets sold
	To transfer the Ginna fixed assets sold to Constellation to Account 102.

5	102010	Plant purchased or sold-Electric	(154,307,414.46)	Electric plant in service
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	154,307,414.46	Electric plant in service
	102010	Plant purchased or sold-Electric	(475,022.41)	Property held for future use
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	475,022.41	Property held for future use
	102010	Plant purchased or sold-Electric	(25,036,772.04)	Nuclear fuel, net
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	25,036,772.04	Nuclear fuel, net
	102010	Plant purchased or sold-Electric	(4,744,843.57)	Construction work in progress
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	4,744,843.57	Construction work in progress
	To transfer the Ginna fixed assets from Account 102 to the Asset Sale Gain Account

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

6	456200	Electric Revenue - miscellaneous	3,875.00	Ginna station income properties
	165020	Prepayments - insurance	(331,471.96)	American Nuclear Insurers
	165050	Prepayment - NYS LLRWD	(82,797.00)
	560100	Contractors - consult	(116,278.00)
	560110	Contractors - legal	(2,240.00)
	590300	Membership EUCG	(2,240.00)
	590440	General - reg expense	(1,027,331.00)
	590470	General software maintenance	(11,859.00)
	590495	R&D expense - EPRI Users Group	(126,228.00)
	590600	Other general expense	(4,454.04)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	1,701,024.00
	To transfer the reimbursement for the prorated expenses received from the sale of Ginna to the appropriate accounts

7	165110	Prepayments - Real property	(174,461.71)	Wayne CSD School bills
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	174,461.71	Wayne CSD School bills
	165110	Prepayments - Real property	(990,035.31)	Wayne County Property tax
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	990,035.31	Wayne County Property tax
	To transfer the reimbursement for the prorated property taxes received from the sale of Ginna to prepayments

8	253560	Other Deferred Credits - Postemployment Benefits	1,901,185.00	Ginna accrued benefits
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(1,901,185.00)	Ginna accrued benefits
	To transfer the payment for accrued benefits to the Postemployment Benefit Account

9	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	13,575,867.49
	165050	Prepayments - New York State Low Level Rad Waste Disposal - Ginna	(13,575,867.49)
	To transfer LLRW/NYSERDA prepayments to ASGA

10	108008	Nuclear decommissioning reserve	311,570,869.36
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(311,570,869.36)
	128100	Other special funds - Ginna Decommissioning - Qualified Assets	(133,489,905.00)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	133,489,905.00
	128110	Other special funds - Ginna Decommissioning - Nonqualified Assets	(143,623,464.00)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	143,623,464.00
	To transfer decommissioning reserve and qualified and nonqualified assets to ASGA

11	186255	Misc deferred debits - other	(21,000,000.00)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	21,000,000.00
	Transfer selling expenses from Account 186255 to ASGA

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

12	131011	Cash JPMC - Concentration Deposit Clearing	76,592,599.42	Ginna decomm
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(76,592,599.42)	Ginna decomm
	To record receipt of excess nonqualified decommissioning trust funds - Ginna

13	190001	Accum def inc taxes - Federal - Electric	(597,755.00)	Ginna inventory
	282200	Accum def inc tax-Oth prop-Federal-Electric	16,488,197.00	Accelerated depreciation
	282200	Accum def inc tax-Oth prop-Federal-Electric	989,313.00	Nuclear fuel depreciation
	282200	Accum def inc tax-Oth prop-Federal-Electric	(4,284,835.00)	Ginna inventory
	190011	Accum def inc taxes - State - Electric	(108,263.00)	Ginna inventory
	282240	Accum def inc tax-Oth prop-State-Electric	(582,748.00)	Accelerated depreciation
	282240	Accum def inc tax-Oth prop-State-Electric	17,094.00	Nuclear fuel depreciation
	282240	Accum def inc tax-Oth prop-State-Electric	218,283.00	Ginna inventory
	592100	Income taxes - Electric def-Federal	(12,594,920.00)	Federal def exp (FERC 410)
	592430	Income taxes - Electric def-State	455,634.00	New York State def exp (FERC 410)
	To record deferred taxes related to depreciation [Plant, fuel & capital inventory]

14	190001	Accum def inc taxes - Federal - Electric	(34,615,162.00)	Nuclear decommissioning
	190001	Accum def inc taxes - Federal - Electric	(9,412,489.00)	Decommissioning income
	190011	Accum def inc taxes - State - Electric	(3,310,204.00)	Nuclear decommissioning
	190011	Accum def inc taxes - State - Electric	(2,127,115.00)	Decommissioning income
	592100	Income taxes - Electric def-Federal	44,027,651.00	Federal def exp (FERC 410)
	592430	Income taxes - Electric def-State	5,437,319.00	NYS def exp (FERC 410)
	To record deferred taxes associated with Nonqualified Decommissioning trust fund

15	190001	Accum def inc taxes - Federal - Electric	(10,931,103.00)	Nuclear decommissioning
	190011	Accum def inc taxes - State - Electric	(1,045,327.00)	Nuclear decommissioning
	592100	Income taxes - Electric def-Federal	11,976,430.00	Federal def expense (FERC 410)
	To record deferred taxes associated with nuclear decommissioning reserve

16	236200	Taxes accrued - Federal income taxes	(61,864,121.00)	Ginna sale tax gain
	236260	Taxes accrued - NYS income taxes	6,047,274.00	Ginna sale tax gain
	592100	Income taxes - Electric def-Federal	61,864,121.00	Federal def exp (FERC 410)
	592430	Income taxes - Electric def-State	(6,047,274.00)	NYS def exp (FERC 410)
	To record income taxes on sale of plant

17	421125	Gain on sale of generation assets	(319,487,202.79)
	421126	Deferred gain on sale of generation assets	214,368,241.79
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	105,118,961.00	Income taxes
	To record the deferral of the gain on the sale of Ginna

18	255100	Accumulated def invest tax credits-Electric	4,710,715.00	ITC-Electric
	592280	Income taxes - Electric ITC-Federal	(4,710,715.00)	ITC-Electric
	To transfer ITC on plant sold to income statement

19	282200	Accum def inc tax-Oth prop-Federal-Electric	1,562,772.00	Accelerated depreciation
	592251	Inc taxes - nonop prior yr def-cr-Fed-Ele	(1,562,772.00)	Fed deferred expense (FERC 411)
	To record excess deferred taxes on depreciation

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

20	190001	Accum def inc taxes - Federal - Electric	(1,772,908.00)	Nuclear decommissioning
	592158	Inc taxes - nonoperating def-Fed-Elec	1,772,908.00	Fed deferred expense (FERC 410)
	To record excess deferred taxes for nuclear decommissioning

21	182595	Other regulatory assets - asset retirement obligation - Electric	(169,803,520.00)
	119010	Accumulated provision for depreciation - asset retirement obligation - Electric	(195,957,480.00)
	118010	Other utility plant - asset retirement obligation - Electric	(74,011,000.00)
	230010	Asset retirement obligations - Electric	433,978,000.00
	228450	Accumulated miscellaneous operating provisions - asset retirement obligation - Electric	5,794,000.00
	To reverse the asset retirement obligation as a result of the sale of Ginna

  Sale of Ginna - $25 million September 2004 payment
	Acct	Description of Account	Amount	Text

22	131011	Cash JPMC -Concentration Deposit C1earing	25,136,896.00	Ginna Post Closing Costs
	10210	Plant purchased or sold-Electric	(25,136,896.00)	Ginna Post Closing Costs
	To record the additional proceeds received from Constellation for the sale of Ginna

23	102010	Plant purchased or sold-Electric	25,136,896.00	Post closing cost
	102010	Plant purchased or sold-Electric	1,501.00	Nuclear Fuel
	102010	Plant purchased or sold-Electric	1,025.00	Lake Rd property
	102010	Plant purchased or sold-Electric	(379,637.00)	Prorations
	102010	Plant purchased or sold-Electric	(149,978.00)	Capital Expenditures
	102010	Plant purchased or sold-Electric	(69,312.00)	Accrued Benefits
	102010	Plant purchased or sold-Electric	(1,042,063.00)	Div Performance
	102010	Plant purchased or sold-Electric	(2,737,595.00)	Cap Expend
	102010	Plant purchased or sold-Electric	(48,477.00)	NRC review fees
	102010	Plant purchased or sold-Electric	(20,712,360.00)	Defined benefit plan asset transfer
	To allocate proceeds

24	102010	Plant purchased or sold-Electric	25,136,896.00
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(25,136,896.00)
	To transfer the proceeds to the Asset Sale Gain Account

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

25	560100	Contractors-Consul	(2,780.00)	ABM Janitorial services
	590600	Other general expenses	112.00	American Nuclear Insurers
	560100	Contractors-Consul	(2,256.00)
	590600	Other general expenses	(70.00)
	590600	Other general expenses	(1,194.00)
	560100	Contractors-Consul	(270.00)
	530110	Mat exp-nonstock	(321.00)
	560100	Contractors-Consul	(15,929.00)
	560100	Contractors-Consul	(805.00)
	165050	Prepay-NYS LLRWD-GIN	(165,595.00)	NYSERDA
	590600	Other general expenses	(6,467.00)
	560100	Contractors-Consul	(76.00)
	560100	Contractors-Consul	(1,418.00)
	560100	Contractors-Consul	(8,402.00)
	560100	Contractors-Consul	(5,600.00)
	590600	Other general expenses	(3,025.00)
	560100	Contractors-Consul	(5,048.00)
	560100	Contractors-Consul	(1,782.00)
	590600	Other general expenses	(1,112.00)
	590450	General-postage	(473.00)
	590600	Other general expenses	(421.00)
	560100	Contractors-Consul	(16,123.00)
	590600	Other general expenses	(2,253.00)
	590440	General-regulatory expenses	(41,693.00)
	590440	General-regulatory expenses	(4,208.00)
	590440	General-regulatory expenses	(37,485.00)
	590440	General-regulatory expenses	(15,736.00)
	590440	General-regulatory expenses	(6,721.00)
	590440	General-regulatory expenses	(28,005.00)
	560100	Contractors-Consul	(4,481.00)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	379,637.00	Pursuant to Post Closing Statement
	To transfer the reimbursement for prorated expenses to the appropriate accounts

26	108015	Accum provision for depreciation	(44,439.75)	Ginna Sale-Trnsf RMR Bal to 102
	590600	Other general expenses	(81,350.51)
	590600	Other general expenses	(1,218,063.28)
	590600	Other general expenses	(25,020.13)
	590600	Other general expenses	(75,518.43)
	590600	Other general expenses	(34,299.61)
	590600	Other general expenses	(19,110.06)
	102010	Plant purchased or sold-Electric	44,654.53
	186255	Deferred debits - other	(214.78)
	102010	Plant purchased or sold-Electric	1,453,362.02
	To transfer Capital Expenditures & Uprate project costs to Account 102

27	590600	Other general expenses	(14.79)	Capital Exp & Uprate to 102
	590600	Other general expenses	(1,864.13)	Capital Exp & Uprate to 102
	590600	Other general expenses	(691.95)	Capital Exp & Uprate to 102
	590600	Other general expenses	(111.08)	Capital Exp & Uprate to 102
	590600	Other general expenses	(1,360,000.00)
	590600	Other general expenses	(507.95)
	590600	Other general expenses	(3,014.89)
	102010	Plant purchased or sold-Electric	1,366,204.79	Capital Exp & Uprate to 102
	To transfer Capital Expenditures & Uprate project costs to Account 102

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

28	590600	Other general expenses	(2,700.00)
	590600	Other general expenses	(4,272.94)
	590600	Other general expenses	(63,000.00)
	590600	Other general expenses	(7,000.00)
	590600	Other general expenses	(36,000.00)
	590600	Other general expenses	(4,000.00)
	102010	Plant purchased or sold-Electric	6,972.94	Ginna Capital Excluding Uprate
	102010	Plant purchased or sold-Electric	110,000.00	Ginna Capital Uprate
	To transfer Uprate project costs and other capital expenditures to Account 102

29	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	44,654.53	Operating property
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	2,936,539.75	Construction work in progress
	102010	Plant purchased or sold-Electric	(44,654.53)
	102010	Plant purchased or sold-Electric	(2,936,539.75)
	To transfer Uprate project costs and other capital expenditures to the Asset Sale Gain Account

30	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	69,312.00	Benefit True-up Ginna Sale
	242010	Current liability - payroll	(69,312.00)	Benefit True-up Ginna Sale
	To record benefit True-up

31	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	(1,025.00)
	454000	Rent from prop-Electric	1,025.00
	To transfer rent & deposit Lakewood Rd property

32	186255	Deferred debits - other	(455,870.00)	Transaction costs to Gain
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	455,870.00	Transaction costs to Gain
	To transfer additional selling expenses to Asset Sale Gain Account

  September 8, 2005

  Attachment D     Comment #12 (continued)

	Acct	Description of Account	Amount	Text

33	236200	Taxes accrued - Federal income taxes	(7,293,670.00)	Federal Current Accrual Payable
	236260	Taxes accrued - Federal income taxes	16,864.00	NYS Current Accrual Payable
	592010	Income taxes-Electric Current-Federal	7,293,670.00	Federal Cur Accr Exp (FERC 409)
	592340	Income taxes-Electric Current-State	(16,864.00)	NYS Cur Accr Exp (FERC 409)

	282200	Accum def inc tax-Oth Prop-Fed-Elec	975,289.00	Accelerated depreciation
	282240	Accum def inc tax-Oth Prop-State-Elec	(35,228.00)	Accelerated depreciation
	592100	Income taxes-Electric Def-Federal	(975,289.00)	Federal Def Exp (FERC 410)
	592430	Income taxes-Electric Def-State	35,228.00	NYS Def Exp (FERC 410)

	282200	Accum def inc tax-Oth Prop-Fed-Elec	1,347,494.00	Nuclear fuel depreciation
	282240	Accum def inc tax-Oth Prop-State-Elec	315,658.00	Nuclear fuel depreciation
	592100	Income taxes-Electric Def-Federal	(1,347,494.00)	Federal Def Exp (FERC 410)
	592430	Income taxes-Electric Def-State	(315,658.00)	NYS Def Exp (FERC 410)

	282200	Accum def inc tax-Oth Prop-Fed-Elec	50,659.00	Ginna inventory
	282240	Accum def inc tax-Oth Prop-State-Elec	(83,998.00)	Ginna inventory
	592100	Income taxes-Electric Def-Federal	(50,659.00)	Federal Def Exp (FERC 410)
	592430	Income taxes-Electric Def-State	83,998.00	NYS Def Exp (FERC 410)

	190001	Accum def inc tax-Fed-Elec	(133,402.00)	Nuclear decommissioning
	190001	Accum def inc tax-Fed-Elec	19,404.00	Decommissioning income
	190011	Accum def inc tax-State-Elec	(30,903.00)	Nuclear decommissioning
	190011	Accum def inc tax-State-Elec	14,234.00	Decommissioning income
	592100	Income taxes-Electric Def-Federal	113,998.00	Federal Def Exp (FERC 410)
	592430	Income taxes-Electric Def-State	16,669.00	NYS Def Exp (FERC 410)

	To record additional income taxes related to the additional proceeds received from the sale of Ginna

34	421125	Gain on sale of generation assets	(21,251,907.72)
	421126	Deferral of gain on sale of generation assets	16,414,308.72
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	4,837,599.00	Income taxes
	To record the additional deferral of the gain on the sale of Ginna

  Sale of Ginna - December 2004 adjustments
	Acct	Description of Account	Amount	Text

35	282200	Accum def inc tax-Oth prop-Federal-Electric	(2,390,130.00)	Accelerated depreciation
	282240	Accum def inc tax-Oth prop-State-Electric	392,355.00	Accelerated depreciation
	592190	Income taxes - Electric def-Cr-Federal	2,390,130.00	Federal def expense (FERC 411)
	592430	Income taxes - Electric def-State	(392,355.00)	NYS def expense (FERC 410)
	To adjust ADIT accounting of book vs. tax depreciation related to the sale of Ginna

36	282200	Accum def inc tax-Oth prop-Federal-Electric	(153,797.00)	Accelerated depreciation
	592251	Income taxes - nonoperating def - Federal-Electric	153,797.00	Federal def expense (FERC 411)
	To adjust the excess deferred income taxes related to the sale of Ginna

37	421126	Deferral of gain on sale of generation assets	(1,997,775.00)
	254270	Regulatory Liability - Asset Sale Gain Account (ASGA)	1,997,775.00	Income taxes
	To record the additional deferral of the gain on the sale of Ginna

September 8, 2005

Attachment E     Comment #15

Reconciliation of ABO, Fair Value of Plan Assets and AML:

At December 31, 2004	CMP	CNG	SCG	Total

(in thousands)
ABO	$223,745	$145,686	$104,819	$474,250
Fair Value of Plan Assets	$170,906	$126,248	$100,560	$397,714

Excess	$52,839	$19,438	$4,259	$76,536
Prepaid Pension Asset	$31,800	$26,020	$32,062	$89,882

AML	$84,639	$45,458	$36,321	$166,418